UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 11, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Reminder: XTL to Hold a Conference Call Today at 8:30 am EDT to Discuss the Phase IIb Clinical Trial of Bicifadine for the Treatment of Diabetic Neuropathic Pain

Valley Cottage, New York, September 11, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) will hold a conference call today, September 11, 2007, at 8:30 a.m. EDT to discuss the Phase IIb clinical trial of Bicifadine for the treatment of diabetic neuropathic pain that was initiated yesterday.

Hosting the call will be Ron Bentsur, XTL’s Chief Executive Officer. Participating on the call will be two distinguished members of the diabetic neuropathic pain clinical community: Dr. Christine Sang, Director of Translational Pain Research at the Brigham and Women’s Hospital, Harvard Medical School, and Chair of XTL’s Scientific Advisory Board; and Dr. Andrew Boulton, Professor of Medicine at the Diabetes Research Institute, University of Miami, and at the University of Manchester in the United Kingdom, Chair of the American Diabetes Association Foot Care Interest Group, and a co-lead investigator in the Bicifadine study.

In order to participate in the conference call, please call +1-877-502-9272 (in the United States), +1-913-981-5581 (outside the United States), call in passcode: 2040477. An audio recording of the conference call will be available for replay by calling +1-888-203-1112 (in the United States), +1-719-457-0820 (outside the United States), replay passcode 2040477, for a period of 45 days after the call.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 11, 2007	By:	/s/ Bill Kessler
Bill Kessler
Director of Finance